SECUR 02018098 MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 40440

RECEIVED MAR 0 1 2002 143 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PenVest Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

W240 N2377B Rangeline Ct.
(No. and Street)

Pewaukee (City) Wisconsin (State) 53072 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul L. Faust (262) 523-0417
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bennett, Charles Douglas
(Name — if individual, state last, first, middle name)

3735 Crestview Circle (Address) Brookfield (City) WI (State) 53005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Paul L. Faust, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PenVest Securities, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Corinne Lewis
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENVEST SECURITIES, INC.
W240 N2377 B Rangeline Court
Pewaukee, Wisconsin 53072

ANNUAL AUDITED REPORT
December 31, 2001

PenVest Securities, Inc.
W240 N2377B Rangeline Court
Pewaukee, Wisconsin 53072

Board of Directors
PenVest Securities, Inc.:

I have audited the accompanying statement of financial condition of PenVest Securities, Inc. as of December 31, 2001 and the related statements of income, cash flows and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PenVest Securities, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charles D. Bennett, CPA
Brookfield, Wisconsin
February 12, 2002

PENVEST SECURITIES, INC.

Statement of Financial Condition

December 31, 2001

ASSETS

Cash in bank	$ 6,175	
Receivables	800	
Advance to Affiliate (Note 5)	12,000	
		$ 18,975
Securities owned (Note 4)		
Not readily marketable, at estimated fair market value		16,300
Furniture and fixtures at cost, less accumulated depreciation at $ 23,226		8,110
Total Assets		$ 43,385

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts Payable and Other Liabilities		$ 775
Stockholders' Equity (Note 3)		
Common Stock	25,000	
Retained Earnings	17,610	
Total Stockholders' Equity		42,610
Total Liabilities and Stockholders' Equity		$ 43,385

The accompanying notes are an integral part of these financial statements.

PENVEST SECURITIES, INC.

Statement of Income

For the year ended December 31, 2001

REVENUES	
Commissions	$ 81,537
Interest Income	68
	81,605
EXPENSES	
Salaries and Wages	18,000
Taxes	1,622
Rental Expense	18,341
Telephone	2,285
Licensing and Fees	1,894
Insurance	5,625
Legal and Professional	4,730
Office Expense	6,586
Dues and Subscriptions	376
Other Expenses	4,455
Maintenance and Repairs	656
Travel	296
Depreciation and Amortization	2,125
Secretarial Services	14,025
Total Expenses	81,016
Income (Loss) before income tax	589
Income Tax	-0-
NET INCOME (LOSS)	$ 589

The accompanying notes are an
integral part of these financial statements.

PENVEST SECURITIES, INC.

Statement of Changes in Stockholders' Equity

For the year ended December 31, 2001

	Common Stock	Additional Paid - In Capitol	Retained Earnings	Treasury Stock
Balance at January 1, 2001	$ 25,000	$ -0-	$ 17,021	$ -0-
Net Income (Loss)			589	
Balance at December 31,2001	$ 25,000	$ -0-	$ 17,610	$ -0-

The accompanying notes are an
integral part of these financial statements.

PENVEST SECURITIES, INC.

Statement of Cash Flows

For the year ended December 31, 2001

Operations:		
Net Income (Loss)	$ 589	
Add:		
Depreciation expense	2,125	
Decrease in officer's advance	7,975	

		10,689
Deduct:		
Increase in accounts receivable	9,598	
Decrease in accounts payable	6,269	

		15,867

Decrease in Cash		5,178
Plus: Cash balance January 1, 2001		11,353

Cash balance December 31, 2001		$ 6,175
		=======

The accompanying notes are an
integral part of these financial statements.

PENVEST SECURITIES, INC.

Notes to Financial Statements

For the year ended December 31, 2001

1. Significant Accounting Policies

PenVest Securities, Inc. is a Wisconsin Corporation established in 1988. The company is primarily engaged in the sale of securities. Financial statements are prepared on an accrual basis in accordance with generally accepted accounting principles. Customer's securities and commodities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally on a straight-line basis..

2. Capital Stock

The authorized, issued, and outstanding shares of capital stock at December 31, 2001 were as follows:

Common Stock, $1 par value; authorized 56,000 shares; issued 25,000 shares.

3. Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $6,200, which was $1,200 in excess of its required net capital of $5,000. The company's percentage of aggregate indebtedness to net capital was 12.5%.

4. Securities Owned and Not Readily Marketable

Securities owned and not readily marketable consist of 3300 warrants at fair market value of $3,300 and 1000 shares of common stock at fair market value of $13,000, with the NASD.

PENVEST SECURITIES, INC.

Notes to Financial Statements Continued

For the year ended December 31, 2001

5. Advance to Affiliate

The company has advanced $12,000 to PenVest Administrative Services, Inc., a commonly controlled affiliate. It has also purchased $14,025 in secretarial services, on an as needed basis, from the same affiliate.

PENVEST SECURITES, INC.

SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2001

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

The firm claims exception to rule 15c3-3 as noted in the Focus Report dated January 8, 2002, on line 25 of part IIA under exception (A) (1) - $2,500 capital category as per rule 15c 3-1. The firm is in compliance with the exception and schedule II is therefore not presented.

Schedule I
PENVEST SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2001

NET CAPITAL	
Total Stockholder's equity qualified for net capital	$ 42,610
Deductions and/or charges	
Non-allowable furniture and fixture	8,110
Non-allowable receivable	12,000
Securities	16,300

Net Capital	$ 6,200
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	52
Minimum dollar net capital requirement of dealer	5,000
Excess net capital	1,200
Excess net capital at 1000%	6,122
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness	775
Ratio: Aggregate indebtedness to net capital	12.5%

THERE IS NO MATERIAL DIFFERENCE FROM THE COMPANY'S COMPUTATION AS NOTED IN THE FOCUS REPORT DATED JANUARY 8TH, 2002 AND THE AUDITED FINANCIAL INFORMATION, THEREFORE, A RECONCILIATION IS NOT INCLUDED.

Board of Directors
PenVest Securities, Inc.

I have examined the financial statements of PenVest Securities, Inc. for the year ended December 31, 2001 and have issued my report thereon dated February 11, 2002. As part of my examination, I made a study and evaluation of the company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation , which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.
Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by PenVest Securities, Inc. that I considered relevant to the objectives stated in rule 17a-5 (g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the reserve required by rule 15c3-3 (e). (The broker dealer was in compliance with the conditions of the exemption and no facts cam to my attention indicating that such conditions had not been complied with during the period reviewed); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13, and (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of control procedures and of the practices and procedures referred to in the preceding paragraph and assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur

and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of PenVest Securities, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Charles D. Bennett, CPA

Brookfield, Wisconsin
February 11, 2002